82-4705







# Credit Suisse First Boston LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)

## Consolidated Financial Statements (Unaudited)

March 31, 2004



5/19

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**

**Index to Consolidated Financial Statements**

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**
**Consolidated Statement of Financial Condition**
**March 31, 2004**
**(Unaudited)**
**(In millions)**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 552 |
| Collateralized short-term financings: | | |
| Securities purchased under agreements to resell | | 48,561 |
| Securities borrowed | | 80,197 |
| Receivables: | | |
| Customers | | 2,194 |
| Brokers, dealers and other | | 6,125 |
| Financial instruments owned (includes securities pledged as collateral of $49,484): | | |
| U.S. government and agencies | | 46,963 |
| Corporate debt | | 11,537 |
| Equities | | 18,550 |
| Derivatives contracts | | 3,468 |
| Commercial paper | | 895 |
| Other | | 759 |
| Net deferred tax asset | | 848 |
| Office facilities at cost (net of accumulated depreciation and amortization of $486) | | 222 |
| Goodwill | | 447 |
| Loans receivable from parent and affiliates | | 148 |
| Other assets | | 417 |
| Total assets | $ | 221,883 |

See accompanying notes to consolidated financial statements (unaudited)

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**
**Consolidated Statement of Financial Condition**
**March 31, 2004**
**(Unaudited)**
**(In millions)**

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Short-term borrowings | $ 18,452 |
| Collateralized short-term financings: | |
| Securities sold under agreements to repurchase | 109,679 |
| Securities loaned | 29,809 |
| Payables: | |
| Customers | 4,383 |
| Brokers, dealers and other | 5,307 |
| Financial instruments sold not yet purchased: | |
| U.S. government and agencies | 24,308 |
| Corporate debt | 2,485 |
| Equities | 3,396 |
| Derivatives contracts | 3,505 |
| Other | 698 |
| Obligation to return securities received as collateral | 4,823 |
| Accounts payable and accrued expenses | 1,210 |
| Other liabilities | 3,163 |
| Subordinated borrowings | 5,075 |
| Total liabilities | 216,293 |
| Member's Equity: | |
| Member's contributions | 5,057 |
| Accumulated earnings | 689 |
| Accumulated other comprehensive loss | (156) |
| Total member's equity | 5,590 |
| Total liabilities and member's equity | $ 221,883 |

See accompanying notes to consolidated financial statements (unaudited)

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**
**Consolidated Statement of Income**
**Three Months Ended March 31, 2004**
**(Unaudited)**
**(In millions)**

| | |
|---|---|
| Revenues: | |
| Principal transactions-net | $ 27 |
| Investment banking and advisory | 477 |
| Commissions | 330 |
| Interest and dividends, net of interest expense of $1,037 | 538 |
| Other | 6 |
| Total net revenues | 1,378 |
| Expenses: | |
| Employee compensation and benefits | 908 |
| Occupancy and equipment rental | 92 |
| Brokerage, clearing and exchange fees | 71 |
| Communications | 31 |
| Professional fees | 46 |
| Merger-related costs | 4 |
| Other operating expenses | (104) |
| Total expenses | 1,048 |
| Income before provision for income taxes | 330 |
| Provision for income taxes | 115 |
| Net income | $ 215 |

See accompanying notes to consolidated financial statements (unaudited)

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**
**Consolidated Statement of Changes in Member's Equity**
**Three Months Ended March 31, 2004**
**(Unaudited)**
**(In millions)**

| | Member's Contributions | Accumulated Earnings | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|
| Balances for Credit Suisse First Boston LLC as of December 31, 2003 (1) | $ 4,617 | $ 620 | $ (157) | $ 5,080 |
| Contribution of the high-net-worth business of Credit Suisse Asset Management, LLC from Parent (2) | 367 | (146) | — | 221 |
| Restated balances as of December 31, 2003 | 4,984 | 474 | (157) | 5,301 |
| Net income | — | 215 | — | 215 |
| Decrease in pension liability | — | — | 1 | 1 |
| Total comprehensive income | | | | 216 |
| CSG share plan activity, net of tax charge of $10 | 73 | — | — | 73 |
| Balances as of March 31, 2004 | $ 5,057 | $ 689 | $ (156) | $ 5,590 |

(1) As previously reported in the December 31, 2003 consolidated financial statements.

(2) See footnote 1.

See accompanying notes to consolidated financial statements (unaudited)

CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Changes in Borrowings
Subordinated to Claims of General Creditors
Three Months Ended March 31, 2004
(Unaudited)
(In millions)

| | Total |
|---|---|
| Balance as of December 31, 2003 | $ 5,075 |
| Change in revolving subordinated borrowings | — |
| Balance as of March 31, 2004 | $ 5,075 |

See accompanying notes to consolidated financial statements (unaudited)

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**
**Consolidated Statement of Cash Flows**
**Three Months Ended March 31, 2004**
**(Unaudited)**
**(In millions)**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 215 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | | 16 |
| CSG share plan activity | | 83 |
| Deferred taxes | | 93 |
| Other, net | | (9) |
| Change in operating assets and operating liabilities: | | |
| Securities borrowed | | (2,175) |
| Receivables from/payables to customers, net | | 631 |
| Receivables from/payables to brokers, dealers and other, net | | 515 |
| Financial instruments owned | | (19,598) |
| Other assets and Other liabilities, net | | 288 |
| Securities loaned | | 958 |
| Financial instruments sold not yet purchased | | 2,793 |
| Obligation to return securities received as collateral | | 2,868 |
| Accounts payable and accrued expenses | | (716) |
| Net cash used in operating activities | | (14,038) |
| Cash flows from investing activities: | | |
| Net proceeds from (payments for): | | |
| Loans receivable from parent and affiliates | | 150 |
| Office facilities, net | | (6) |
| Net cash provided by investing activities | | 144 |
| Cash flows from financing activities: | | |
| Net proceeds from: | | |
| Short-term borrowings | | 7,294 |
| Securities sold under agreements to repurchase, net of securities purchased under agreements to resell | | 6,940 |
| Net cash provided by financing activities | | 14,234 |
| Increase in cash and cash equivalents | | 340 |
| Cash and cash equivalents as of beginning of period | | 212 |
| Cash and cash equivalents as of end of period | $ | 552 |
| Supplementary cash flow information: | | |
| Interest paid | $ | 1,037 |
| Taxes paid | $ | 23 |

See accompanying notes to consolidated financial statements (unaudited)

**CREDIT SUISSE FIRST BOSTON LLC AND SUBSIDIARIES**
**(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)**
**Notes to Consolidated Financial Statements (Unaudited)**
**March 31, 2004**

## 1. Organization and Description of Business

Credit Suisse First Boston LLC (the "Company") is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. (the "Parent Company" or "CSFB (USA)"), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFBI"), whose ultimate parent is Credit Suisse Group ("CSG").

The consolidated financial statements include the accounts of Credit Suisse First Boston LLC and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge ("Westbridge") as well as two variable interest entities ("VIEs") that were consolidated in 2003 as a result of the Company's adoption of the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." See Note 6 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution and corporate clients and affiliates. It is also a primary dealer in U.S. Government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

Prior period numbers have been restated to reflect the transfer by CSFBI of the high-net-worth business of Credit Suisse Asset Management, LLC ("CSAM"), a wholly owned subsidiary of CSFBI, to the Company as a capital contribution of $221 million on March 31, 2004. The transfer of this business was accounted for at historical cost in a manner similar to pooling-of-interest accounting because CSAM and the Company were under the common control of CSFBI at the time of transfer. The transferred assets of this business consist principally of goodwill and intangible assets relating primarily to CSAM's acquisition of Warburg Pincus Asset Management in 1999. In December 2003, CSAM wrote down the value of its high-net-worth intangible assets, resulting in a pre-tax loss of $200 million and an after-tax loss of $130 million.

## 2. Summary of Significant Accounting Policies

*Basis of financial information.* To prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities and revenues and expenses are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

The Company consolidates all entities in which it has a controlling financial interest, which is typically all, or a majority of, the voting interest. The Company also consolidates entities that are VIEs when it is determined to be the primary beneficiary under Fin 46. See Note 6 for more information.

*Cash and cash equivalents.* Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business.

*Collateralized short-term financings.* The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowing and securities lending transactions as part of the Company's matched-book

## 2. Summary of Significant Accounting Policies (Continued)

activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads.

Repurchase agreements and resale agreements are treated as collateralized financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on such contract amounts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41 "Offsetting of amounts relating to certain repurchase and reverse repurchase agreements," are satisfied.

Securities borrowing and securities lending transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

*Financial instruments.* Substantially all of the Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis.

*Fair value.* The determination of fair value is fundamental to the Company's financial condition and results of operations and, in certain circumstances, requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including over-the-counter ("OTC") derivatives contracts, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

*Derivatives instruments.* All derivatives instruments are carried at fair value with changes in realized and unrealized gains and losses and interest flows included in principal transactions-net in the consolidated statement of operations. Cash flows from these derivatives instruments are included as operating activities in the consolidated statement of cash flows. See Note 10 for more information.

*Office facilities.* Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

*Goodwill and identifiable intangible assets.* Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Through December 31, 2001, goodwill was amortized over a 20-year life on a straight-line basis. On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires goodwill and indefinite-lived intangible assets to be reviewed annually for impairment instead of being amortized to earnings. Intangible assets that do not have indefinite lives, principally software and customer lists, are amortized over their

## 2. Summary of Significant Accounting Policies (Continued)

useful lives and reviewed for impairment. These intangible assets are included in Other assets in the consolidated statement of financial condition.

*Principal transactions.* Principal securities transactions are recorded on a trade date basis. Unrealized gains and losses and realizations on trading in securities, derivatives contracts and interest flows on the Company's derivatives contracts are reflected in principal transactions-net in the consolidated statement of income.

*Investment banking underwriting revenues and fees.* Investment banking underwriting revenues and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, are recorded in investment banking and advisory in the consolidated statement of income. Investment banking revenues from fees earned for providing merger and acquisition and other advisory services are also recorded in investment banking and advisory in the consolidated statement of income. Investment banking fees are recorded at the time the transactions are substantially completed.

*Commissions.* Commissions are recorded in the consolidated statement of income on a trade date basis.

*Interest income (expense).* Interest income (expense) includes interest income (expense) on the Company's financial instruments owned, financial instruments sold not yet purchased and short-term and subordinated borrowings, including interest income (expense) on resale and repurchase agreements and securities borrowing and securities lending transactions.

Interest income (expense) is accrued at the stated coupon rate for coupon-bearing financial instruments and for non-coupon-bearing financial instruments, interest income is recognized by accreting the discount or premium over the life of the instrument. For coupon-bearing financial instruments purchased at a discount or premium, the difference between interest income (expense) accrued at the stated coupon rate and interest income (expense) determined on an effective yield basis is included in principal transactions-net.

*Consolidation of VIEs.* In January 2003, the FASB issued FIN 46, which requires the Company to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies the option to defer the adoption of FIN 46 for certain VIEs to periods ending after March 15, 2004. As of March 31, 2003, the Company consolidated all VIEs under FIN 46 for which it is the primary beneficiary, all of which were related to its collateralized debt obligation ("CDO") activities. See Note 6 for more information.

*Income taxes.* The Company is included in the consolidated federal income tax return and state and local combined income tax returns filed by CSFBI. CSFBI allocates federal income taxes to its subsidiaries on a separate return basis, and current state and local income taxes on a prorata basis, pursuant to a tax sharing agreement.

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 5 for more information.

## 3. Share-Based Compensation

In August 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective method. Under the prospective method, the Company recognizes compensation expense over the vesting period for all share option and share awards granted or modified under the Credit Suisse Group International Share Plan (the "Plan") for services provided after January 1, 2003.

Share option awards granted in or before January 2003 for services provided in prior years, if not subsequently modified, will continue to be accounted for under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and no compensation expense has been or will be recognized for those option awards, which had no intrinsic value on the date of grant. Share awards with no vesting requirements granted in or before January 2003 for services provided in prior years were expensed during the year the services were provided. For share awards granted with vesting requirements, compensation expense is recognized over the vesting period.

If the Company had applied the fair-value based method under SFAS 123 to recognize expense over the relevant service period for share options granted in or before January 2003, which have future vesting requirements, net income would have decreased for the three months ended March 31, 2004. The following table reflects this pro forma effect:

| | (In millions) |
|---|---|
| Net income, as reported | $ 215 |
| Add: Share-based employee compensation expense, net of related tax effects, included in reported net income | 53 |
| Deduct: Share-based employee compensation expense, net of related tax effects, determined under the fair-value based method for all awards | 55 |
| Pro forma net income | $ 213 |

## 4. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse First Boston, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

## 4. Related Party Transactions (Continued)

The following table sets forth related party assets and liabilities as of March 31, 2004:

| | | (In millions) |
|---|---|---|
| **ASSETS** | | |
| Securities purchased under agreements to resell | $ | 8,389 |
| Securities borrowed | | 1,644 |
| Receivables from brokers, dealers and other | | 2,113 |
| Derivatives contracts | | 43 |
| Net deferred tax asset | | 848 |
| Loans receivable from parent and affiliates | | 148 |
| Total assets | $ | 13,185 |
| **LIABILITIES** | | |
| Short-term borrowings | $ | 18,402 |
| Securities sold under agreements to repurchase | | 12,578 |
| Securities loaned | | 21,453 |
| Payables to customers | | 998 |
| Payables to brokers, dealers and other | | 2,391 |
| Derivatives contracts | | 42 |
| Taxes payable (included in Other liabilities) | | 862 |
| Intercompany payables (included in Other liabilities) | | 586 |
| Subordinated borrowings | | 5,075 |
| Total liabilities | $ | 62,387 |

Included in the consolidated statement of income are revenues and expenses resulting from various securities trading, investment banking and financing activities with certain affiliates, as well as fees for administrative services performed by the Company under the terms of various service agreements. Service fees earned are treated as a reduction of other operating expenses in the consolidated statement of income. The Company incurs commission expenses during the normal course of business for securities transactions conducted with affiliates.

The following table sets forth the Company's related party revenues and expenses for the three months ended March 31, 2004:

| | | (In millions) |
|---|---|---|
| Principal transactions–net (derivatives contracts) | $ | 5 |
| Commissions | | (8) |
| Interest and dividends, net of interest expense of $144 | | (115) |
| Total net revenues | $ | (118) |
| Other operating expenses | $ | (169) |
| Total expenses | $ | (169) |

Pursuant to an agreement, the Company sold at cost, without recourse, to CSFBI, the right, title and interest in certain assets with an aggregating value of $303 million for the three months ended March 31, 2004.

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

## 4. Related Party Transactions (Continued)

The Credit Suisse Group International Share Plan provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include a provision to deliver CSG shares to the employees as compensation for services performed. CSFBI purchases the shares from CSG but CSFBI does not require reimbursement from the Company for these awards; therefore, amounts are considered a capital contribution to the Company and credited to member's contributions. Amounts contributed by CSFBI relating to compensation expense for the three months ended March 31, 2004 was $83 million. See Note 3 for further information on the Company's share-based compensation.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 12 for more information.

## 5. Income Taxes

The Company is included in a consolidated federal income tax return and state and local combined income tax returns filed by CSFBI. CSFBI allocates federal income taxes to its subsidiaries on a separate return basis, and current state and local income taxes on a prorata basis, pursuant to a tax sharing agreement.

Income taxes have been accrued using the Company's estimated effective tax rate. CSFBI allocated to the Company the following current and deferred income tax provisions for the three months ended March 31, 2004:

| | (In millions) |
|---|---|
| Current: | |
| U.S. federal | $ 17 |
| State and local | 5 |
| Total current | 22 |
| Deferred: | |
| U.S. federal | 93 |
| Total deferred | 93 |
| Provision for income taxes | $ 115 |

The following table summarizes the difference between the federal statutory tax rate and the effective tax rate for the three months ended March 31, 2004:

| | Amount (In millions) | Percent of Pre-tax Income |
|---|---|---|
| Computed "expected" tax provision | $ 115 | 35.0% |
| (Decrease) increase due to: | | |
| Dividend exclusion | (2) | (0.7) |
| Entertainment expense | 1 | 0.4 |
| State and local taxes, net of federal income tax effects | 3 | 0.9 |
| Other | (2) | (0.7) |
| Provision for income taxes | $ 115 | 34.9% |

## 5. Income Taxes (Continued)

Deferred tax assets in the consolidated statement of financial condition, has the following components as of March 31, 2004:

| | | (In millions) |
|---|---|---|
| Deferred tax assets: | | |
| Inventory | $ | 115 |
| Investments | | 20 |
| Other liabilities and accrued expenses, primarily compensation and benefits | | 666 |
| Net operating loss carryforward | | 57 |
| State and local taxes | | 24 |
| Total deferred tax assets | | 882 |
| Deferred tax liabilities: | | |
| Investments | | 7 |
| Office facilities | | 3 |
| Total deferred tax liabilities | | 10 |
| Deferred tax assets net of deferred tax liabilities | | 872 |
| Valuation allowance | | (24) |
| Net deferred tax asset | $ | 848 |

Management has determined that the realization of the recognized gross deferred tax assets of $882 million as of March 31, 2004 is more likely than not based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available which enhance its ability to utilize these tax benefits. However, if estimates of future taxable income are reduced, the amount of the deferred tax assets considered realizable could also be reduced. Further, due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax assets in the amount of $24 million as of March 31, 2004. The valuation allowance for the three months ended March 31, 2004 decreased $2 million from December 31, 2003. The net operating loss carryforward expires in 2023.

## 6. Transfers of Financial Assets

As of March 31, 2004, the fair market value of assets that the Company pledged to counterparties was $188.3 billion, of which $49.5 billion are included in financial instruments owned in the consolidated statement of financial condition.

The Company has also received similar assets as collateral that the Company has the right to re-pledge or sell. The Company routinely re-pledges or lends these assets to third parties. As of March 31, 2004, the fair market value of the assets pledged to the Company was $176.7 billion of which $162.2 billion has been sold or re-pledged.

### Variable Interest Entities

The Company has variable interests in several CDO VIEs. The CDO entities may have actively managed ("open") portfolios or static or unmanaged ("closed") portfolios. The closed CDO transactions are structured to use QSPEs, which are not consolidated in the Company's financial statements.

The open CDO entities are managed by collateral managers and do not qualify for QSPE status. The Company has consolidated CDO VIEs for which it is the primary beneficiary. As of March 31, 2004, the carrying amount of the consolidated assets of these CDO VIEs that were collateral for the VIEs' obligations was $490 million

## 6. Transfers of Financial Assets (Continued)

as of March 31, 2004. The beneficial interests of these consolidated CDO VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Company in the event of default.

The Company also retains significant debt and equity interests in open CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The total assets in these CDO VIEs as of March 31, 2004 were $2.8 billion. The Company's maximum exposure to loss as of March 31, 2004 was $63 million, which was carried at fair value in financial instruments owned.

## 7. Subordinated Borrowings

As of March 31, 2004, the Company's outstanding subordinated borrowings were as follows:

| | (In millions) |
|---|---|
| Revolving Subordinated Debt Agreements: | |
| Due April 30, 2011 | $ 3,575 |
| Equity Subordination Agreements: | |
| Due April 30, 2011 | 1,500 |
| Total subordinated borrowings | $ 5,075 |

The Company has a $4.0 billion revolving subordinated debt agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its subordinated borrowings. The weighted average effective interest rate for these borrowings for the three months ended March 31, 2004 was 2.08%.

The Company maintains three 364-day committed secured revolving credit facilities totalling $700 million, with two facilities totalling $450 million maturing in August and November 2004 and one facility for $250 million maturing in February 2005. These facilities require the Company to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the federal funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Company believes will not impair its ability to obtain funding. As of March 31, 2004, no borrowings were outstanding under any of the facilities.

The borrowings under these agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

## 8. Net Capital Requirements

The Company is a registered broker-dealer, registered futures commission merchant and member firm of the New York Stock Exchange Inc. ("NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the NYSE and the Commodities Futures Trading Commission. As such, it is also subject to the NYSE's net capital rule, which conforms to the uniform net capital rule pursuant to Rule 15c3-1 of the Exchange Act. Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's net capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash

## 8. Net Capital Requirements (Continued)

dividends. As of March 31, 2004, the Company's net capital of approximately $3.0 billion was 51% of aggregate debit balances and in excess of the minimum requirement by approximately $2.9 billion.

## 9. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of March 31, 2004, cash and securities aggregating $2.8 billion were segregated or secured in separate accounts exclusively for the benefit of customers.

In accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of March 31, 2004, the Company segregated securities aggregating $107 million on behalf of introducing broker-dealers.

In addition, the Company segregated U.S. Treasury securities with a market value of $3.5 billion as of March 31, 2004 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3 of the Exchange Act.

## 10. Derivatives Contracts

The Company enters into various transactions using derivatives for trading purposes, to hedge trading exposures or to provide products to its clients. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value with changes in unrealized gains and losses, realized gains and losses and interest flows included in principal transactions-net in the consolidated statement of income.

*Options*

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to these option contracts are reviewed to determine whether they are creditworthy.

*Forwards and Futures*

The Company enters into forward purchases and sales contracts for mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits and adheres to internally established credit extension policies.

## 10. Derivatives Contracts (Continued)

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

*Swaps*

The Company's swap agreements consist primarily of interest rate and equity swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Swaps are reported at fair value.

### Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of March 31, 2004 were as follows:

| | Assets | Liabilities |
|---|---|---|
| | (In millions) | |
| Options | $ 2,599 | $ 2,595 |
| Forward contracts | 863 | 888 |
| Swaps | 6 | 22 |
| Total | $ 3,468 | $ 3,505 |

These assets and liabilities are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition.

## 11. Leases and Commitments

The following table sets forth certain of the Company's long-term commitments, including the current portion as of March 31, 2004:

| | Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| | Less than 1 year | 1-3 years | 4-5 years | Over 5 years | Total commitments |
| | | | (In millions) | | |
| Standby resale agreements(1) | $ — | $ 75 | $ — | $ — | $ 75 |
| Resale agreements(2) | 7,166 | 689 | 300 | 27 | 8,182 |
| Total commitments | $ 7,166 | $ 764 | $ 300 | $ 27 | $ 8,257 |

(1) In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into resale agreements with customers at current market rates.

(2) Represents commitments to enter into forward resale agreements.

The Company has access to standby letters of credit of $234 million as of March 31, 2004, in order to satisfy counterparty collateral requirements.

The Company had no capital lease or purchase obligations as of March 31, 2004. For information about certain of the Company's additional commitments, see Notes 7 and 12.

## 11. Leases and Commitments (Continued)

The following table sets for the Company's minimum operating lease commitments as of March 31, 2004:

| | (In millions) |
|---|---|
| 2004 | $ 45 |
| 2005 | 60 |
| 2006 | 61 |
| 2007 | 55 |
| 2008 | 50 |
| Thereafter | 377 |
| Total(1) | $ 648 |

(1) Includes contractual obligations related to certain information technology, equipment leases and software licenses of $14 million and excludes sublease revenue of $27 million.

## 12. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any new guarantees entered into, or existing guarantees that are modified, after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, FIN 45 covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law. The Company has determined that it is not possible to make an estimate of the maximum amount it could be obligated to pay.

### Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are certain written OTC put option contracts, pursuant to which the counterparty can potentially force the Company to acquire the underlying financial instrument or require the Company to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Company to make a payment. The Company seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure.

## 12. Guarantees (Continued)

FIN 45 does not require disclosures about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instruments at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the table below.

The following table sets forth the maximum quantifiable contingent liability associated with guarantees covered by FIN 45 as of March 31, 2004 by maturity:

| | Expiration Per Period | | | | |
|---|---|---|---|---|---|
| | Less than 1 year | 1-3 years | 4-5 years | Over 5 years | Total guarantees |
| | (In millions) | | | | |
| Derivatives | $ 3,834 | $ 5 | $ 58 | $ 111 | $ 4,008 |
| Total guarantees | $ 3,834 | $ 5 | $ 58 | $ 111 | $ 4,008 |

As of March 31, 2004, the Company recorded $19 million in derivatives that met the definition of a guarantee under FIN 45. These are reflected as derivatives contracts in the consolidated statement of financial condition. The maximum gross contingent liability, excluding any potential offset from hedging activities related to these contracts, was $4.0 billion, of which $167 million was with CSG affiliates, and represents the obligation of the Company in the event that all the underlying financial instruments are worthless, the likelihood of which the Company believes is remote. For more information on derivatives, see Note 10.

### Other Guarantees

*Exchange and Clearinghouse Memberships*

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

## 13. Goodwill and Identifiable Intangible Assets

On January 1, 2002, the Company adopted SFAS 142, which addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the standard, goodwill and indefinite-lived intangible assets are reviewed annually for impairment instead of being amortized to earnings. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment.

As of March 31, 2004, the Company had $447 million of goodwill. As of March 31, 2004, the Company had identifiable intangible assets (primarily software and customer lists, which are being amortized over useful lives ranging from five to 20 years) of $10 million, included in other assets in the consolidated statement of financial condition. The reported goodwill and intangible assets reflect the transfer by CSFBI of the high-net-worth business of CSAM on March 31, 2004. See Note 1 for more information on the transfer.

## 14. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings (including those described below and actions that have been separately described in previous filings) concerning matters arising in connection with the conduct of its business. Some of these actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

Certain significant legal proceedings and matters have been previously disclosed in the Company's Annual audited financial statements for the year ended December 31, 2003. The following is an update of such proceedings.

### Litigation Relating to IPO Allocation/Research-related Practices

On April 1, 2004, the U.S. Court of Appeals for the Second Circuit affirmed the dismissal of the putative class action brought on behalf of purchasers of shares of Covad Communications Co.

### Enron-related Litigation and Inquiries

On March 31, 2004, the U.S. District Court for the Southern District of Texas in the *Newby, et al. v. Enron Corp., et al.* action issued a ruling on the motion filed by the Company and its affiliates to dismiss the new claims asserted and new entities named in the amended complaint. In the ruling, the district court dismissed certain claims that were based on the Securities Act of 1933, but denied the motion in all other respects. In March 2004, the U.S. District Court for the Southern District of New York approved a partial settlement between the plaintiffs, the individual defendants, and NewPower in the *In re NewPower Securities Litigation.*

On March 30, 2004, two additional actions were commenced against the Company and its affiliates in Connecticut state court: a putative class action brought on behalf of 70 Connecticut municipalities alleging state law claims based upon Enron's transactions with the Connecticut Resources Recovery Authority, or CRRA; and a putative class action alleging violations of state aiding and abetting laws, which was brought on behalf of individual former board directors of CRRA to recover public funds.

### Mutual Fund Investigations

The Company and certain of its current and former affiliates have received subpoenas and/or requests for information from various governmental and regulatory bodies, including the New York Attorney General's Office and the SEC, as part of the industry-wide investigation relating to the practices of mutual funds and their customers. We are cooperating fully with such requests.

### Adelphia Communications Corporation Litigation

On or about March 25, 2004, the Company and certain affiliates were named in two actions filed in Connecticut state court by investors who received Adelphia equity securities in the merger of Century Communications Corporation and Adelphia in October 1999. The complaints allege claims for fraud, aiding and abetting, civil conspiracy, and violation of state securities and unfair trade practices law. The complaints were removed to the U.S. District Court for the District of Connecticut, and a motion seeking their transfer to the consolidated proceeding in the U.S. District Court for the Southern District of New York has been filed. On April 13, 2004, the plaintiffs in these actions moved to remand their complaints to Connecticut state court. The Company and its affiliates expect to file an opposition to this motion.